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UNITED STATES SECURITIES AND EXCHANGE COMMISSION	Expires: March 31, 2022
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FORM 12b-25	SEC FILE NUMBER
333-150332

NOTIFICATION OF LATE FILING	CUSIP NUMBER
205650104

(Check One):

☑ Form 10-K ☐ Form 11-K ☐ Form 20-F ☐ Form 10-Q ☐ Form N-SAR

For Period Ended: December 31, 2021

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I — REGISTRANT INFORMATION

COMSovereign Holding Corp.
Full Name of Registrant

Former Name if Applicable

5000 Quorum Drive, Suite 400
Address of Principal Executive Office (Street and Number)

Dallas, TX 75254
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12(b)-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☑	(b)	The subject annual report or semi-annual report/portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III—NARRATIVE

State below in reasonable detail the reasons why form 10-K, 11-K, 20-F, 10-Q or N-SAR or portion thereof could not be filed within the prescribed time period.

The Registrant’s Annual Report on Form 10-K (the “Annual Report”) for the year ended December 31, 2021 cannot be filed in a timely manner without unreasonable effort and expense. The six acquisitions completed by the Registrant during the last fiscal year, two of which are based outside of the United States, require complex outside valuations and purchase price allocations in order to comply with U.S. GAAP accounting principles. This has required considerable effort, time and expense outside the normal course of the Registrant’s annual public company accounting and reporting practices. These complexities have been compounded by the delays and challenges caused by the COVID-19 pandemic and its impact on the auditor’s ability to complete the related audit field work. In light of the above, the Registrant requires additional time to review and prepare certain information for its audited financial statements but expects to file the Annual Report within the time period permitted by SEC Rule 12b-25.

Part IV--Other Information

(1)	Name and telephone number of person to contact in regard to this notification:

Daniel L. Hodges

5000 Quorum Drive, Suite 400

Dallas, TX 75254

(904) 834-4400

(2)	Have all other period reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☑ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☑ Yes ☐ No

If so; attach an explanation of the anticipated change, both narratively and quantitively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant anticipates that its Form 10-K for the fiscal year ended December 31, 2021 will contain results of operations that reflect a significant change from the fiscal year ended December 31, 2020.  The Registrant anticipates that its 2021 fiscal year revenues will be more than 50% higher than 2020 revenues and that its general and administrative expenses will also increase by 50%. The Registrant also anticipates that it will recognize a significate impairment expense for goodwill and intangible assets of subsidiaries resulting from its December 31, 2021 year-end share price. The Registrant cannot further reasonably estimate the results of operations to be reported in the Form 10-K until the Registrant completes its consolidated financial statements and such statements are reviewed by the Registrant’s independent auditor.

COMSOVEREIGN HOLDING CORP.

(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 31, 2022	By:	/s/ Daniel L. Hodges
Daniel L. Hodges
Chairman and Chief Executive Officer